Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Restructured Its 2006 Unsecured Convertible Notes
     HUIZHOU, China, Nov. 4 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) (the “Company”) announced today that the Company has completed the restructuring of its unsecured convertible notes in the aggregate principal amount of USD26 million issued on October 31, 2006 (“the 2006 Notes”).
     The Company and the two holders of the 2006 Notes started negotiations with respect to the restructuring prior to the Maturity Date and agreed to the basic terms and conditions for the restructuring in June 2009 (“June Terms”).
     Pursuant to the Amendment and Exchange Agreement, dated as of November 3, 2009, the Company has issued to the 2006 Noteholders new non-interest bearing notes in the aggregate principal amount of USD24 million (the “Amended and Restated Notes”), which Amended and Restated Notes are convertible into the Company’s common stock. The Company is obligated to repay the principal of the Amended and Restated Notes in eight installments prior to the July 3, 2010 maturity date in the form of, at the company’s option, cash or common stock. In addition, in connection with the restructuring, XING has issued 2.4 million shares of its common stock to the 2006 Noteholders. As well, the 2006 Noteholders have also waived the interest accrued on the 2006 Notes over the first ten months of 2009 as part of the restructuring.
     Mr. Wu Rui Lin, Chairman and CEO of XING, said, “We think the restructuring will ultimately benefit both the Company and our shareholders. The Amended and Restated Notes gave us more flexibility, and we may keep more cash to catch additional opportunities in the resource industry.”
     This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired 100% equity interest in China Luxuriance Jade Company, Ltd (CLJC). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry while negotiating with potential buyers to divest its indoor phone and lower-end mobile phone business.
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement.

Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of November 4, 2009, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
     For more information, please contact:
     Rick Xiao
     Qiao Xing Universal Telephone, Inc.
     Tel: +86-752-282-0268
     Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.